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[Music]
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hi i'm baby i am a guatemalan living in
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denver
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and i'm kristen i'm a denverite that
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lived in guatemala for three years we
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met here in denver colorado and
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immediately connected over our love for
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one day
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food community people and just gathering
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around crowded tables
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yeah so we knew we wanted to do
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something to bring our backgrounds and
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our cultures together and create a
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really unique space in denver that was
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really inclusive and welcoming and so uh
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smackdown in the middle of the pandemic
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we decided to start our business con
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video cafe
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uh which is a dream 10 years in the
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making
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[Music]
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so convivio cafe is seeking investment

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to be the first women-owned
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guatemalan-inspired
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fully bilingual cafe in denver
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in guatemala a cumvillo is a
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get-together where we're all welcome we
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gather around crowded tables with our
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friends and neighbors to share connect
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and enjoy delicious food and drink
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at our cafe we want to celebrate the
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roots of our city some deep and some
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newly planted as they grow side by side
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some prefer americanos over atoles or
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avocado toast over pan dulce no matter
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your preference you're invited to our
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convivio
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we want to bring more inclusivity to the
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cafe scene in many coffee houses you
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need to be an expert to order
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we want to be accessible to everyone
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even if english isn't your first
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language or if it's your first time
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having coffee

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further many immigrants in our community
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come from the same countries where some
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of our best and most loved coffee and
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food are produced but those places and
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people are not well known and not well
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celebrated
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lastly after a year of covid climate and
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political challenges we all have a
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heightened need for social connection
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and togetherness especially in diverse
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communities
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so we're making it happen we've been
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sourcing and selling farmer roasted
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coffee to a growing clientele online and
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at farmers markets
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expanding the base for convivio friends
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fans and familia
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we visited our farmer roaster partners
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in guatemala and now we're even more
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honored to lift up the craft of amazing
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women-owned companies
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like gento and vega

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their farmer roasted model connects
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producers directly to consumers skipping
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the middleman as we like to say and
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earning up to four times more per pound
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for producers
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we also solidified a partnership with a
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mayan women-owned tea cooperative in
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totonikapan that grows dries processes
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and exports artisanal teas you can't
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find anywhere else in denver
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and the most delicious part we've been
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finalizing a unique menu of guatemalan
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treats and antojitos
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things like rosa de jamaica traditional
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tostadas and pastries from vivi's abuela
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like alfajores champurradas and
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ponchescons
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we've been dreaming up a brick and
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mortar space for the last year and our
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friend who just happens to be an amazing
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honduran chef invited us to share a
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space with him and another

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community-owned art bar enigma it's an
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incredible historic building where we
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have the opportunity to create a
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one-of-a-kind destination gathering
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space for celebrating community
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we want to fill these walls with central
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american art we want to build an
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espresso bar right there
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we want to fill this whole room with
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people from all kinds of different
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backgrounds cultures and ideas
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so yeah to do this we need investors and
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we've chosen to work with mate best
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which is an awesome innovative platform
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that allows you to not give but actually
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invest in our neighborhood business and
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even for as little as a hundred dollars
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you can invest and you get paid back uh
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in revenue shares and so as we grow as a
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business your money grows and rather
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than paying interest to wall street and
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big banks we get to pay back our

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community and our familia
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so
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yes we need investors join us in
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building our first women-owned fully
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bilingual guatemalan inspired cafe where
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we are connecting to to community
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and we expand the inclusivity in denver
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where everybody is invited and it
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represents
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so help us build our cafe in denver
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thank
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you